Exhibit 99.1

VBL Therapeutics Announces Second Quarter 2022 Financial Results

and Corporate Process to Explore Strategic Options

Exploring strategic options to maximize shareholder value; engaged Chardan as financial advisor

TEL AVIV, Israel and NEW YORK, August 15, 2022 (GLOBE NEWSWIRE) — VBL Therapeutics (Nasdaq: VBLT), a biotechnology company developing targeted medicines for immune-inflammatory diseases, today announced financial results for the second quarter ended June 30, 2022 and provided a corporate update.

“Following our announcement in July that the Phase 3 OVAL trial evaluating ofra-vec did not meet its primary endpoints, we began an internal strategic review of our development programs with the goal of maximizing shareholder value,” said Dror Harats, M.D., Chief Executive Officer of VBL. “We have taken steps to preserve capital, including the workforce reduction announced earlier in August and ceasing development of ofra-vec in all indications. We see opportunities to create value from our assets including from our Monocyte Targeting Technology (MTT), which offers a novel and differentiated approach to targeting inflammation and our gene therapy manufacturing facility. Our VB-601 program, the first candidate from the MTT program, remains on track and we plan to enter the clinic with this program in the fourth quarter of 2022.”

In August 2022, VBL retained Chardan to act as its financial advisor to explore and evaluate strategic options for maximizing shareholder value. Strategic alternatives that may be explored or evaluated as part of this process include the potential for an acquisition, merger, business combination or other strategic transaction or transactions involving VBL. VBL’s board of directors has not set a timetable for the conclusion of this review, nor has it made any decisions related to any further actions or potential strategic options at this time. There can be no assurance, however, that this process will result in any such transaction.

Financial Results for the Second Quarter of 2022

●	At June 30, 2022, VBL had cash, cash equivalents, short-term bank deposits and restricted bank deposits of $34.5 million. VBL expects that its cash, cash equivalents, short-term bank deposits, and restricted bank deposits will be sufficient to fund currently planned operating expenses and capital expenditures for at least the next 12 months. VBL’s review of its strategic options and any transaction resulting from such review may impact this projection.
●	For the quarter ended June 30, 2022, VBL reported a net loss of $9.4 million, or ($0.12) per basic share, compared to a net loss of $8.0 million, or ($0.12) per basic share, in the comparable period in 2021.
●	For the quarter ended June 30, 2022, total operating expenses were approximately $9.6 million, consisting of $6.7 million in research and development expenses, net, and $2.9 million in general and administrative expenses. This compares with total operating expenses of $8.0 million in the second quarter ended June 30, 2021, which was comprised of $6.6 million in research and development expenses, net, and $1.5 million in general and administrative expenses.
●	Subsequent to the end of the second quarter, VBL announced that the OVAL phase 3 study did not meet either primary endpoint. VBL evaluated these subsequent events and determined that no adjustments to the June 30, 2022 financial statements were required as they were not known or expected as of that date. As the results are considered a triggering event, VBL will perform an impairment test on all of its long-lived assets in the third quarter of 2022 that may result in an impairment charge on such assets and potential new liabilities arising from the triggering event.

About VBL Therapeutics

VBL Therapeutics (Nasdaq: VBLT) is developing targeted therapies for immune-inflammatory diseases. VBL’s lead immunology product candidate VB-601 is a targeted antibody for immune-inflammatory applications expected to enter Phase 1 this year that has shown disease-modifying activity across multiple preclinical models including multiple sclerosis, rheumatoid arthritis and inflammatory bowel disease. At present, VBL is evaluating options for development of its assets and to maximize shareholder value, which may include partnering and other strategic options. To learn more about VBL, please visit vblrx.com or follow VBL on LinkedIn, Twitter, YouTube or Facebook.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements may include, but are not limited to, statements regarding VBL’s evaluation of strategic alternatives and transactions to maximize shareholder value, VBL’s ability to preserve capital and sufficiency of cash on hand, as well as timing of the initiation of a first-in-human trial for VB-601, and the impairment testing to be conducted in the third quarter, among others. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with the development of pharmaceutical product candidates, and include risks associated with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical clinical trial results may not be predictive of future trial results, that VBL’s financial resources do not last for as long as anticipated, that VBL may not realize the expected benefits of its intellectual property protection, that VBL may not identify any strategic alternatives or if so identified, be able to consummate any such transaction on terms acceptable to VBL and its shareholders, and adequacy of any impairments, among others. A further list and description of these risks, uncertainties and other risks can be found in VBL’s regulatory filings with the U.S. Securities and Exchange Commission (SEC), including in its annual report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the SEC. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACT:

Daniel Ferry
LifeSci Advisors
+1 (617) 430-7576
daniel@lifesciadvisors.com